February 12, 2021

Filed via EDGAR

Alison T. White, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Subject:    Franklin New York Tax-Free Income Fund (the “New York Fund”)

File Nos. 002-77880 and 811-03479

Franklin Tax-Free Trust (“FTFT”), on behalf of the Franklin Connecticut Tax-Free Income Fund (the “Connecticut Fund,” and together with the New York Fund, the “Funds”)

      File Nos. 002-94222 and 811-04149

Dear Ms. White:

On behalf of the Funds, submitted herewith under the EDGAR system are the Funds’ responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Cory Hippler on January 21, 2021 with regard to the preliminary joint proxy statement for the Funds that was filed on Schedule 14A with the Commission on January 15, 2021 (the “Proxy Statement”).  Each comment from the Staff is summarized below, followed by the Funds’ response to the comment.  Terms not defined herein have the meaning set forth for that term in the Proxy Statement.

1.         Comment:  Please confirm that holding a virtual meeting is consistent with applicable state law and the Funds’ governing documents (with citation to the specific language in such documents).

Response:  The Funds confirm that holding a virtual shareholder meeting is consistent with both applicable state law and each Fund’s governing documents. The New York Fund and FTFT are each organized as a Delaware statutory trust.  Although the Agreement and Declaration of Trust and By-laws of the New York Fund and FTFT, each as amended and restated to date, are silent regarding the ability to hold a virtual shareholder meeting, existing provisions of the Delaware Statutory Trust Act (the “DSTA”) provide authority for holding a virtual shareholder meeting.  Section 3806(f) of the DSTA explicitly permits virtual shareholder meetings and provides as follows:

Unless otherwise provided in the governing instrument of a statutory trust, meetings of beneficial owners may be held by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this subsection shall constitute presence in person at the meeting. [emphasis added].

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U.S. Securities and Exchange Commission

February 12, 2021

Since the DSTA’s default position is that a virtual shareholder meeting is permitted unless the governing instrument provides otherwise, the DSTA does not require the Funds’ governing documents to provide explicitly for a virtual shareholder meeting.

2.         Comment:  Please advise whether you contemplate any intentional changes to the meeting experience when compared to an in-person meeting.  For example, will investors be able to ask questions and/or make statements to the same extent in a virtual meeting as in an in-person?  Also, please consider providing a technical assistance phone number for investors to use if they experience ‘day of’ problems logging on, hearing, or being heard, at the meeting.

Response:  The Funds confirm that the experience of the virtual meeting will be substantially the same as an in-person meeting, except that the Meeting will be attended over the internet, and questions and comments will be submitted via the messaging function of the Meeting’s web portal in accordance with instructions provided at the Meeting.  For additional clarity, the disclosure under the headings “May I attend the Meeting?” and “What if my shares are held in a brokerage account?” has been revised to read as follows:

May I attend the Meeting?

Due to the coronavirus outbreak (COVID-19) and to support the health and well-being of each Fund’s shareholders, employees and community, the Meeting will be conducted exclusively online via live webcast. Shareholders as of the Record Date (January 29, 2021) may request the Meeting credentials by following the instructions below.  In each case, the request should be received no later than April 15, 2021 at 3:00 p.m., Eastern time.

If you were a registered holder of Fund shares as of the Record Date (i.e., you held shares in your own name directly with the Fund’s transfer agent), please include your full name, address and the control number found on your enclosed proxy form in an email to the Solicitor at attendameeting@astfinancial.com. The Solicitor will then email you the instructions to register for the Meeting. After you register for the Meeting, you will receive an email confirmation of your registration.

If you held Fund shares through an intermediary (such as a bank, broker or other custodian) as of the Record Date, you must first register in advance to access your individual control number in order to attend the Meeting.  To register and receive your individual control number, you must email proof of your proxy power (“Legal Proxy”) from your intermediary indicating that you are the beneficial owner of the shares in the Fund(s) on the Record Date and authorizing you to vote (you may forward the email from your intermediary or attach an image of your Legal Proxy), along with your name and email address, to the Solicitor at attendameeting@astfinancial.com with “Legal Proxy” included in the subject line. The email must also state whether before the Meeting you authorized a proxy to vote for you and, if so, how you instructed such proxy to vote. The Solicitor will then email you the instructions to register for the Meeting.  After you register, you will receive a confirmation of your registration and an individual control number by email from the Solicitor.  The Solicitor also will email your Meeting credentials for participation in the Meeting and instructions for voting during the Meeting.

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The Meeting will begin promptly at 11:00 a.m., Pacific time. The Funds encourage you to access the Meeting a few minutes prior to the start time leaving ample time for the check in.  For technical assistance in accessing the Meeting, shareholders can email attendameeting@astfinancial.com.  During the Meeting, instructions will be provided for shareholders in attendance to submit comments and questions.

3.         Comment:  By reference to the second paragraph on page Q&A-i, with respect to the phrase that “The Trustees of FTFT and the Trustees of the New York Fund, most of whom are not affiliated with Franklin Templeton…,” confirm supplementally that “most of whom” is the same as “majority” or explain.

Response:  The Funds confirm that the reference to “most of whom” is the same as a “majority.”  The Funds confirm that 75% of the Trustees of the New York Fund and FTFT are not affiliated with Franklin Templeton.  For additional clarity, the applicable sentence has been revised to read as follows, with the new language in bold:

The Trustees of FTFT and the Trustees of the New York Fund, most of whom (75%) are not affiliated with Franklin Templeton, are responsible for looking after your interests as a shareholder of the Connecticut Fund and the New York Fund, respectively.

4.         Comment:  The Staff notes the disclosure that the municipal markets in Connecticut and New York have become increasingly concentrated in a more limited number of issuers, which has presented challenges to the Funds’ portfolio managers.  The Proxy Statement further states that, if the proposal is approved, shareholders may be subject to additional risks.  In appropriate locations (including on page 4 under the heading “What effect will changing a Fund’s status from ‘diversified’ to ‘non-diversified’ have on the Fund?”), revise the disclosure to address any material changes in strategies, investment allocations, or risk exposures assuming the proposal is approved.  Revised disclosure also should explain the consequences to investors if the proposal is or is not approved.

Response:  The Funds respectfully note that the Proxy Statement includes the following disclosure that describes the additional risks to which a Fund’s shareholders may be subject if the proposal is approved:

Because a non-diversified fund generally invests a greater portion of its assets in the securities of one or more issuers and/or invests overall in a smaller number of issuers than a diversified fund, a non-diversified fund may be subject to additional risks. Specifically, each Fund may be more sensitive to a single economic, business, political, regulatory or other occurrence or to the financial results of a single issuer than a more diversified fund might be, which may result in greater fluctuation in the value of the Fund’s shares.

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Neither Fund anticipates any material changes to the Fund’s investment exposure, investment process or strategies as a result of the change in the Fund’s diversification status.  Thus, the Funds have not added any additional disclosure in response to the Staff’s comment.

The Funds further note that the next section in the Proxy Statement, “What is the required vote on the Proposal?,” includes the following disclosure:

If the Proposal is not approved by a Fund’s shareholders, such Fund’s classification as a diversified fund and its related fundamental investment restriction will remain in effect.

5.         Comment:  By reference to page 4 under the heading “What effect will changing a Fund’s status from ‘diversified’ to ‘non-diversified’ have on the Fund?,” confirm the Funds’ continued intention to comply with the tax-related diversification requirements of Subchapter M.

            Response:  Each Fund confirms its intention to continue to comply with the tax-related diversification requirements of Subchapter M of the Internal Revenue Code.  For additional clarity, the applicable disclosure has been revised to read as follows, with the new language in bold:

However, each Fund would be required and intends to limit its investments greater than 5% in any one issuer to no more than 50% of its assets (rather than the 25% limit imposed upon diversified funds) to continue to comply with the tax diversification requirements of Subchapter M of the Internal Revenue Code. The 1940 Act diversification requirements are similar to, but are separate and apart from, the diversification requirements that each Fund complies with to quality for special tax treatment as set forth in Subchapter M of the Internal Revenue Code. The Proposal does not in any way affect either Fund’s ability or intention to comply with Subchapter M.

Please do not hesitate to contact Cory Hippler at (215) 564-8089 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/STEVEN J. GRAY

Steven J. Gray

Co-Secretary and Vice President